Exhibit 10.60
December 19, 2007
Jeffrey A. Eckmann
Re: Special Severance Benefits and Change of Control Protections
     As consideration for your entering into the Non-Competition, Non-Disclosure of Confidential Information and Commitment to Provide Assistance Agreement, attached hereto as Exhibit A and made a part of this document, you will be eligible for special severance and certain change of control protections from Reynolds American Inc. (the “Company”), the terms and conditions of which are set forth below. This agreement will amend and supersede the prior letter agreement regarding Special Severance Benefits and Change of Control Protections, dated March 31, 2005, between you and the Company, or an affiliate of the Company (the “Prior Agreement”) and any other severance agreements entered into prior to the date hereof.
          In addition, (i) Section 3 of this agreement describes additional benefits that are payable to you, including those payable under the terms of the Retention Trust Agreement dated May 13, 1998, as amended, between R.J. Reynolds Tobacco Holdings, Inc. and Wachovia Bank, N.A. (the “Trust”) and the Offer of Employment Letter between you and the Company, dated July 29, 2004, as amended on February 2, 2005 (the “2004 Offer Letter”), (ii) Section 4 of this agreement amends the Letter Agreement between you and Susan M. Ivey, dated December 2, 2003 (the “2003 Letter Agreement”) and (iii) Section 5 of this agreement further amends the 2004 Offer Letter.
1. Special Severance Benefits.
(a)	If, during the course of your employment with the Company or any of its affiliates, you incur a Separation from Service other than by the Company or any of its affiliates for Cause, you will receive:
(i)	An amount equal to two (2) years’ pay (defined as base pay and target bonus at the time of your Termination Date (as defined below)), payable as follows:
(A)	If your Termination Date occurs prior to January 1, 2010, such amount shall be paid in cash to you in equal monthly installments (or more frequent installments as determined by the Company) over the Severance Period (as defined below) commencing on the last day of the month after the sixtieth (60th)

calendar day following the Termination Date (the “Payment Date”); or
(B)	If your Termination Date occurs on or after January 1, 2010, such amount shall be paid in cash to you in a single lump sum on your Payment Date.
For purposes of this agreement, (x) “Termination Date” means the date on which you incur a Separation from Service in accordance with this Section 1(a)(i) and (y) “Severance Period” means the three (3) year period following your Termination Date. A “Separation from Service” shall be deemed to have occurred on the date on which the level of bona fide services reasonably anticipated to be performed by you is forty-five percent (45%) or less of the average level of bona fide services performed by you during the immediately preceding thirty-six (36) month period (or your full period of service if you have been providing services for less than thirty-six (36) months).

(ii)	An amount equal to the matching contributions and/or retirement enhancement contributions, if any, that would be contributed by the Company on your behalf under the Company’s qualified defined contribution plan (the “CIP”) and nonqualified defined contribution benefit plans assuming that (A) you had continued to be employed as an active participant in the CIP throughout the Severance Period, (B) your pay was equal to the amount determined in Section 1(a)(i) above and (C) you contributed in an amount that would have provided for the maximum matching contributions during the Severance Period (without regard to any amendment to the CIP made subsequent to your Termination Date which reduces the matching contributions and/or retirement enhancement contributions thereunder). The benefit described in this Section 1(a)(ii) shall be paid in cash to you in a single lump sum on your Payment Date.

(iii)	If you are eligible to participate in the Company’s defined benefit pension plan as of your Termination Date, an additional pension benefit determined as if your employment with the Company or an affiliated company had continued throughout the Severance Period, and calculated as if your base pay and target bonus for such additional period remained at the level in effect on your Termination Date, which benefit shall be provided under and paid pursuant to the terms of the Company’s qualified retirement plans, including the Reynolds American Retirement Plan, Reynolds American Supplemental Benefits Plan, Reynolds American Additional Benefits Plan, Retirement Plan for Salaried Employees of Brown & Williamson Tobacco Corporation, and Supplemental Pension Plan for Executive of Brown & Williamson Tobacco Corporation to the extent permitted thereunder or under a nonqualified plan established and maintained by the Company or an affiliated company.

(iv)	Continuation of the coverage of you (and where applicable, your eligible dependents) under the Company’s medical, life, dental and vision insurance benefit plans until the end of the month in which your Severance Period ends, at the same cost structure as active employees; provided, however, that following your Termination Date you will be covered by the fully insured medical, dental and vision plans maintained by the Company. Your required payments, if any, towards the cost for such continuation coverage shall be made on an after-tax basis.

(v)	If you are eligible for retiree health and life insurance coverage on your Termination Date, additional age and service credit towards eligibility for retiree health and life insurance coverage determined as if your employment with the Company or an affiliated company had continued throughout the Severance Period.

(vi)	If you participate in an executive supplemental payment plan on your Termination Date, you will continue to receive the annual executive supplemental payment that you were entitled to receive on your Termination Date until the end of your Severance Period. Such annual payment shall be made (A) in January of each year of the Severance Period if your Termination Date occurs prior to January 1, 2010, or (B) in a single lump sum on your Payment Date if your Termination Date occurs on or after January 1, 2010.

(vii)	If you are eligible to participate in the Company’s MedSave Plan as of your Termination Date, an amount equal to the contributions that would have been credited as Company contributions to your notional account under the MedSave Plan assuming that (A) you had continued to be employed as an active participant in the MedSave Plan throughout the Severance Period and (B) the Company had credited your notional account thereunder with the maximum amount of matching contributions each year during the Severance Period, shall be paid in cash to you in a single lump sum on your Payment Date.

(viii)	If you actively participate in any of the Company’s voluntary, employee pay-all plans or programs on your Termination Date, you may continue to participate in such plan or program, pursuant to the terms and conditions set forth therein, until the end of your Severance Period.

(ix)	These special severance benefits replace any compensation or benefits under the Reynolds American Salary and Benefits Continuation Program (“SBC”). It is intended that you will not receive any less pay or benefits than provided under the SBC; provided, however, that any payment or benefit provided under this Section 1(a) is conditioned upon your execution of the release described in Section 6(a) and the expiration of any applicable revocation period occurring on or before your Payment Date. In the event that you do not execute the release described in Section 6(a), you will not be entitled to any benefits under this agreement and will be entitled only to those benefits provided under the SBC.
(x)	If you should die during your Severance Period, any cash amounts under this Section 1(a) that remain unpaid as of the date of your death shall be paid in cash to your estate in a single lump sum within ninety (90) days following the date of your death, provided that your estate shall not have the right to designate the payment date.
(b)	For purposes of this agreement, “Cause” means the occurrence of any one or more of the following : (i) your criminal conduct; (ii) your deliberate and continual refusal to perform employment duties on substantially a full time basis; (iii) your deliberate and continual refusal to act in accordance with any specific lawful instructions of an authorized officer or employee more senior than you or a majority of the Board of Directors of the Company; or (iv) your deliberate misconduct which could be materially damaging to the Company or any of its business operations without a reasonable good faith belief by you that such conduct was in the best interests of the Company. A termination of employment shall not be deemed for Cause hereunder unless the senior human resources executive of the Company (or the Chief Executive Officer of the Company, in the case of the termination of employment of the senior human resources executive of the Company) shall confirm that any such termination of employment is for Cause. Any voluntary termination of employment by you in anticipation of an involuntary termination of employment for Cause shall be deemed to be a termination of employment for Cause.

(c)	Notwithstanding any provision to the contrary contained herein, in the event that you are deemed to be a “specified employee” on your Termination Date, determined pursuant to procedures adopted by the Company in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder ((“Section 409A”) and (the “Code”), respectively), and if any portion of the payments or benefits to be received by you upon separation from service would constitute a “deferral of compensation” subject to Section 409A, then to the extent necessary to comply with Section 409A, amounts that would otherwise be payable pursuant to this agreement during the six-month period immediately following your Termination Date and benefits that would otherwise be provided pursuant to this agreement during the six-month period immediately following your Termination Date will instead be paid or made available on the earlier of (i) within ten (10) days following the first business day of the seventh month after your Termination Date, provided that you shall not have the right to designate the payment date; or (ii) your death.

(d)	For purposes of this agreement, “General Good Reason” means the occurrence of one (1) or more of the following events:
(i)	the total amount of your base salary and targeted awards under the Company’s Long-Term Incentive Plan (the “ LTIP”) and the Company’s

Annual Incentive Award Plan (the “AIAP”), or successor plans, is at any time reduced by more than twenty percent (20%) without your consent; provided, however, that nothing herein will be construed to guarantee your target award if performance is below target;
(ii)	your responsibilities are substantially reduced in importance without your consent; or

(iii)	you are at any time required as a condition of continued employment to become based at any office or location more than the minimum number of miles required by the Internal Revenue Service for you to claim a moving expense deduction, from your then current place of employment without your consent, except for travel reasonably required in the performance of your responsibilities.

Unless you provide written notification of your non-consent to any of the events described in (i), (ii) or (iii) above within ninety (90) days after the occurrence of any such event, you will be deemed to have consented to the occurrence of such event or events and no General Good Reason will exist. If you provide written notice of your non-consent to any of the events described in (i), (ii) or (iii) above within ninety (90) days after the occurrence of any such events, your employment by the Company or any of its affiliates will be deemed to have been terminated for General Good Reason ninety (90) days after receipt of such written notice by the Company or any of its affiliates.
(e)	Each payment and each provision of benefits pursuant to this Section 1 shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.
2.	Change of Control. In the event of a Change of Control of the Company (as such Change of Control is defined in the LTIP), or any successor plan, the following will occur:
(a)	The Company will hold you harmless from any golden parachute tax imposed by any federal, state or local taxing authority as a result of any payments made by the Company or any of its affiliates. In the event that it is determined that any payment or distribution by the Company or any of its affiliates to or for you (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you will be entitled to receive from the Company or any of its affiliates an additional payment (an “Excise Tax Adjustment Payment”) in an amount such that after payment by you of all applicable federal, state and local taxes (computed at the maximum marginal rates and including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Excise Tax Adjustment Payment, you retain an amount of the Excise Tax Adjustment Payment equal to the Excise Tax imposed upon the Payments. You agree to cooperate fully with the Company and its affiliates in any protester appeal by the Company or any of its affiliates in the event of the imposition of any golden parachute tax. Such Excise Tax Adjustment Payment shall be made no later than December 31 of the year following the year in which you incur the Excise Tax. Any expenses, including interest and penalties assessed on the Excise Tax described in this Section 2(a), incurred by you shall be reimbursed promptly after you submit evidence of the incurrence of such expenses, which reimbursement in no event will be later than December 31 of the year following the year in which you incur the expense, provided that in no event will the amount of expenses eligible for reimbursement in one year affect the amount of expenses to be reimbursed, or in-kind benefits to be provided, in any other taxable year. Each provision of reimbursements pursuant to this Section 2(a) shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.
(b)	If your employment is terminated without Cause following such Change of Control, the Company or any of its affiliates will pay to you as incurred all legal and accounting fees and expenses incurred by you as a result of such termination (including all such fees and expenses, if any, in seeking to obtain or enforce any right or benefit provided by any compensation-related plan, agreement or arrangement of the Company or any of its affiliates), unless your claim is found by an arbitral tribunal of competent jurisdiction to have been frivolous. Any such payments shall be made no later than December 31 of the year following the year in which you incur the expenses, provided that in no event will the amount of expenses eligible for reimbursement in one year affect the amount of expenses to be reimbursed, or in-kind benefits to be provided, in any other taxable year. Each provision of reimbursements pursuant to this Section 2(b) shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.

(c)	During the 24-month period following a Change of Control, you will be entitled to terminate your employment for Change of Control Good Reason and receive the severance benefits set forth in Section 1 of this agreement as if you had incurred a Separation from Service other than for Cause.

(d)	For purposes of this agreement, “Change of Control Good Reason” means, without your express written consent, any of the following events occurring after a Change of Control:
(i)	a material reduction in your duties, a material diminution in your position or a material adverse change in your reporting relationship from those in effect immediately prior to the Change of Control;

(ii)	a reduction in your pay grade or bonus opportunity as in effect immediately prior to the Change of Control or as the same may thereafter be increased from time to time during the term of this agreement;

(iii)	the failure to continue in effect any compensation plan in which you participate at the time of the Change of Control, including but not limited to the LTIP and AIAP, or any substitute plans adopted prior to the Change of Control, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan providing you with substantially similar benefits) has been made with respect to such plan in connection with the Change of Control, or the failure to continue your participation therein on substantially the same basis, both in terms of the amount of benefits provided and the level of your participation relative to other participants, as existed at the time of the Change of Control;

(iv)	the taking of any action which would directly or indirectly materially reduce any of the benefits to be provided to you under the retirement or savings plans of the Company or any of its affiliates (unless such reduction is required by law) or deprive you of any material fringe benefit enjoyed by you at the time of the Change of Control, or the failure to provide you with the number of paid vacation days to which you are entitled on the basis of your employer’s practice with respect to you as in effect at the time of the Change of Control;

(v)	any material breach by the Company or its affiliates of any provision of this agreement or any other of your contractual arrangements with the Company or its affiliates; or

(vi)	requiring you to be become based at any office or location more than the minimum number of miles required by the Code for you to claim a moving expense deduction, from the office or location at which you were based immediately prior to such Change of Control, except for travel reasonably required in the performance of your responsibilities.
3.	Additional Benefits. In addition to the special severance benefits and certain change of control protections described in Sections 1 and 2 of this agreement, you will be eligible for the following additional benefits:
(a)	Retention Bonus. If you remain actively employed by the Company or any of its affiliates until April 30, 2008, you shall receive a lump sum amount equal to $1,000,000 (the “Retention Bonus”), in accordance with the terms of the Trust. Subject to the terms of the Trust, including, but not limited to Appendix A thereto, the Retention Bonus shall be paid in cash to you as soon as practicable following April 30, 2008, but in no event later than March 15, 2009. By your signature below, you acknowledge and agree that the payment of your Retention Bonus is subject to the terms of the Trust.

(b)	Vesting of LTIP Awards. If, during the course of your employment with the Company or any of its affiliates, you incur a Separation from Service other than by the Company or any of its affiliates for Cause, any LTIP award that you received with a performance period greater than one (1) year shall become immediately and fully vested on your Termination Date, if not cancelled during the relevant performance period due to the Company’s failure to satisfy any threshold performance requirement, as provided in your 2004 Offer Letter.
(c)	Retiree Health Coverage. Upon your termination of employment with the Company and all of its affiliates, you shall be entitled to vested retiree health coverage under the Brown & Williamson Tobacco Corporation Health Care Plan for Salaried Employees (the “B&W Plan”) in lieu of the retiree health benefits generally provided by the Company. By your signature below, you acknowledge and agree that your retiree health coverage is subject to the terms of the B&W Plan.
4.	Amendment to 2003 Letter Agreement.
(a)	Section 3 of your 2003 Letter Agreement is hereby amended in its entirety to read as follows:
“3.	The Company will pay you an enhanced pension benefit equal to the difference between (i) the present value of the pension benefits you would have received under the B&W defined benefit pension plan and the B&W supplemental pension plan based on your total pensionable service at B&W and the Company and the terms of these plans in effect as of the closing, and (ii) the sum of (A) the present value of your pension benefits, determined as of the Termination Date, under the qualified and excess plans of B&W and the Company and (B) the B&W supplemental pension plan liability retained by B&W. Subject to Section 8 below, this enhanced pension benefit will be paid to you on your Payment Date in a lump sum payment.”

For clarification and restatement, the terms of your 2003 Letter Agreement and other exhibits attached to this agreement are incorporated as the terms and agreements between you and the company. Specifically, your salary at the time you retire from the company will be used in determining your final pension payment and your pension will be based on Brown & Williamson’s average performance rating percentage for 2001, 2002, and 2003 as stated in paragraph 3 of your December 2, 2003 Letter Agreement as attached as Exhibit C.
(b)	Your 2003 Letter Agreement is hereby amended by adding a new Section 8 to the end thereof, to read as follows:
“8.	Notwithstanding any provision to the contrary contained herein, in the event that you are deemed to be a “specified employee” on your Termination Date, determined pursuant to procedures adopted by the Company in compliance with Section 409A, and if any portion of the payments or benefits to be received by you upon separation from service would constitute a “deferral of compensation” subject to Section 409A, then to the extent necessary to comply with Section 409A, amounts that would otherwise be payable pursuant to this offer letter during the six-month period immediately following your Termination Date and benefits that would otherwise be provided pursuant to this offer letter during the six-month period immediately following your Termination Date will instead be paid or made available on the earlier of (i) within ten (10) days following the first business day of the seventh month after your Termination Date, provided that you shall not have the right to designate the payment date; or (ii) your death.
To the extent applicable, it is intended that this letter agreement comply with the provisions of Section 409A. This letter agreement shall be administered in a manner consistent with this intent. References to Section 409A shall include any proposed, temporary or final regulation, or any other guidance, promulgated with respect to such section by the U.S. Department of Treasury or the Internal Revenue Service.”
(c)	Except as amended in Sections 4(a) and 4(b) above, your 2003 Letter Agreement shall remain unchanged and in full force and effect.
5.	Amendment to 2004 Offer Letter.
(a)	The third paragraph of the Section of your 2004 Offer Letter entitled “Additional individualized benefits” is replaced by the following paragraphs:

“Beginning with the calendar year immediately following the end of your Severance Period, you will be eligible for reimbursement of tax preparation/financial planning costs, up to a maximum of $6,000 a year, until your death. Income will be imputed on this amount, but the company will gross-up the taxes. Subject to the following paragraph, any such expenses and tax gross-up payments incurred by you shall be reimbursed promptly after you submit evidence of the incurrence of such expenses, which reimbursement in no event will be later than December 31 of the year following the year in which you incur the expense or pay the tax, as the case may be, provided that in no event will the amount of expenses eligible for reimbursement in one year affect the amount of expenses to be reimbursed, or in-kind benefits to be provided, in any other taxable year. Each provision of reimbursements hereunder shall be considered a separate payment and not one of a series of payments for purposes of Section 409A.

Notwithstanding any provision to the contrary contained herein, in the event that you are deemed to be a “specified employee” on your Termination Date, determined pursuant to procedures adopted by the Company in compliance with Section 409A, and if any portion of the payments or benefits to be received by you upon separation from service would constitute a “deferral of compensation” subject to Section 409A, then to the extent necessary to comply with Section 409A, amounts that would otherwise be payable pursuant to this offer letter during the six-month period immediately following your Termination Date and benefits that would otherwise be provided pursuant to this offer letter during the six-month period immediately following your Termination Date will instead be paid or made available on the earlier of (i) within ten (10) days following the first business day of the seventh month after your Termination Date, provided that you shall not have the right to designate the payment date; or (ii) your death.
To the extent applicable, it is intended that this offer letter comply with the provisions of Section 409A. This offer letter shall be administered in a manner consistent with this intent. References to Section 409A shall include any proposed, temporary or final regulation, or any other guidance, promulgated with respect to such section by the U.S. Department of Treasury or the Internal Revenue Service.”

(b)	Except as amended in Section 5(a) above, your 2004 Offer Letter shall remain unchanged and in full force and effect.
6.	Miscellaneous.
(a)	In further consideration for these special severance and change of control benefits, and should an involuntary termination of your employment ever occur, the Company will expect your cooperation in transitioning your responsibilities, and, prior to the 60th day following your Termination Date, you will execute a letter containing a release of claims and a reaffirmation of your Non-Competition, Non-Disclosure of Confidential Information and Commitment to Provide Assistance Agreement each in a form reasonably satisfactory to the Company and any period for revocation will have expired.

(b)	You acknowledge and agree that nothing contained in this agreement obligates the Company or any one of its affiliates (i) to employ you for any specific term or (ii) to grant you any short-term or long-term incentive awards under the plans and programs of the Company or any of its affiliates.

(c)	To the extent applicable, it is intended that this agreement comply with the provisions of Section 409A. This agreement shall be administered in a manner consistent with this intent. References to Section 409A shall include any proposed, temporary or final regulation, or any other guidance, promulgated with respect to such section by the U.S. Department of Treasury or the Internal Revenue Service.

(d)	This agreement may not be modified, amended or waived in any manner other than by an instrument in writing signed by you and the Company.

(e)	This agreement, including the Non-Competition, Non-Disclosure of Confidential Information and Commitment to Provide Assistance Agreement attached hereto as Exhibit A, shall be governed, controlled and determined in accordance with the applicable provisions of federal law and, to the extent not preempted by federal law, the laws of the State of North Carolina, without regard to the conflicts of law rules of such state.

(f)	The Company may withhold from any amounts payable under this agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any applicable law, regulation or ruling.

(g)	This agreement (including the Non-Competition, Non-Disclosure of Confidential Information and Commitment to Provide Assistance Agreement attached hereto as Exhibit A), the 2004 Offer Letter attached hereto as Exhibit B and the 2003 Letter Agreement attached hereto as Exhibit C embody the complete agreement and understanding between you and the Company with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral (including, without limitation, the Prior Agreement), which may have related to the subject matter hereof in any way.
     Please indicate your acceptance of the terms of this agreement by signing this agreement below and returning it to the Company. A copy will be provided to you.

REYNOLDS AMERICAN INC.
By:	/s/ Lisa J. Caldwell

Its: Senior Vice President Human Resources

Accepted and agreed to as of this 28th day of December , 2007
/s/ Jeffrey A. Eckmann
Jeffrey A. Eckmann

Exhibit A
[Form of Non-Disclosure/Non-Competition Agreement]

Exhibit B
[See Exhibits 10.58 and 10.59 to Form 10-K]

Exhibit C
December 2, 2003
Dear Jeff:
This is to confirm the terms and conditions of you joining the new company following the closing of the transaction with RJR.
1.	Effective at the closing, you would become Executive Vice President Strategy, Planning & Integration for the new company. Your salary will have to be approved by the Compensation Committee of the new company. It will be comparable to other members of the senior team but in no event will the recommendation be less than $450,000.

2.	You agree to be employed in this position for the later of two years after the closing or August 31, 2006, at which time you will retire and receive two years pay as severance, along with the target annual bonus for two years.

3.	Your pension will be based on your total pensionable service at B&W and the new company. Your salary at the time you retire from the new company will be used in determining your final pension payout. Your qualified plan and excess plan pension payout will be no less than the pension you would have received under B&W’s plan for the entire length of your service with B&W and RJR. The bonus portion of your pension will be paid in accordance with B&W’s Supplemental Pension Plan. Specifically, your pension will be based on B&W’s average performance rating percentage for 2001, 2002 and 2003.

4.	Any share plans you receive at the new company will vest at your retirement date.

5.	During this two-year period, you will participate in all benefit and perquisite programs of the new company on a basis comparable to other members of the senior management team.

6.	Upon retirement, you will participate in the benefit and perquisite programs currently available to you as a Senior Vice President of B&W.

7.	In connection with moving to Winston-Salem, you can elect to either relocate under B&W’s relocation policy or be provided with a company-paid apartment during this two-year period.
If, for any reason, any provision of this agreement is not fulfilled by the new company, B&W agrees to make up the difference between what is covered by the new company and what is provided for in this agreement.

/s/ Jeff Eckmann	/s/ Susan M. Ivey

Jeff Eckmann	Susan Ivey President & Chief Executive Officer Brown & Williamson Tobacco Corp.

3

Note to File
Re: Jeff Eckmann
B&W Pension Benefits
Jeff was employed by Ivey’s (a related BATUS retail company) from November 1, 1988 the June 4, 1990.
It has been agreed and communicated to Jeff that he will receive notional pension service credits in the B&W non-qualified pension program for the time he was employed by Ivey’s. The actuarial value of any Ivey’s qualified or non-qualified pension benefits he has received or will receive will be deducted from his B&W pension benefits.

/s/ Henry C. Frick	Date: March 19, 2004
Henry C. Frick
V.P. Human Resources